COPERNIC RELEASES MOBILE UPDATE TO INCLUDE APPLE iPHONE OPTIMIZATION

Montreal, Canada, October 23, 2007 - Copernic Inc., (NASDAQ: CNIC), a leader in internet search technology and online advertising, announced the launch of an updated version of Copernic Mobile that now includes a new Apple iPhone/iPod Touch-optimized user interface. Via the large touch screens, the updated Copernic Mobile product offers a more user-friendly experience when remotely searching for and accessing file content on these important Apple products. With such an improved offering, Copernic is actively working to license the product to wireless operators.

“Copernic Mobile now automatically detects the user’s mobile device and optimizes its website for display on a standard mobile phone, an iPhone/iPod or a computer,” said Eric Bouchard, Vice President of Products for Copernic. “Additionally, the updated version includes other enhancements such as improved emailing features and compatibility with the Windows Vista operating system.”

About Copernic Mobile
Copernic Mobile enables a user to utilize a mobile device to remotely and securely search and access content from their own PC, including emails, files, music, pictures and videos. The application is easily installed and requires no special configuration from the user. Using advanced technologies, the product seamlessly adapts the content of documents for quick and easy viewing on mobile devices. For example, a PDF document stored on the PC would be automatically converted and displayed on the mobile device.

The updated product, which, in the short term, will remain in the beta version, is now available to a limited number of testers. Copernic Mobile requires a PC running Copernic Desktop Search® software search engine or Windows Desktop Search and a broadband internet connection.

For more information, including a video demonstration, please visit: http://www.copernic.com/mobile/.

About Copernic Inc.
Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search® software search engine product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors' Choice Award, as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 software search engine as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

Apple, iPhone, iPod and iPod Touch are either registered trademarks or trademarks of Apple, Inc. in the United States and/or other countries. Windows and Windows Vista are either registered trademarks or trademarks of Microsoft Corporation in the United States and/or other countries.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Christine Papademetriou, MBA
Director of Marketing
Email: christine@copernic.com
Telephone Toll Free: (877) 289-4682 #125
Telephone Local: (514) 908-4325
Website: www.copernic-inc.com